Grand Teton Vodka, Inc.

ANNUAL REPORT

1775 N Hwy 33
Driggs, ID 83422
(208) 354-7263
http://www.tetondistillery.com/

This Annual Report is dated April 27, 2026.

BUSINESS

Grand Teton Vodka, Inc. was incorporated in the State of Idaho in September 2011.

Since then, we have:

We've won the highest awards in the industry: multiple Double Gold Medals for our vodka and whiskey.

Actor Channing Tatum is a Shareholder and we make his brand: Born and Bred Vodka.

The US craft spirits market is expected to reach $20 billion in 2023.

Two-time Double Gold Medal winner at prestigious San Francisco World Spirits Competition

Our Potato Vodka consistently ranks as one of the best tasting vodkas in the world.

Regional sourcing of all raw ingredients, and spent grain given to local ranchers and farmers.

Sustainable operating processes, including recirculating cooling water and solar panels on roof.

The pandemic with closed bars, restaurants and restricted events as well as supply side issues and quadrupled freight costs adversely affect revenue and profitability. Those are recovering but data shows the pandemic changed behaviors and more people drink at home and drink more RTD products and fewer wines and spirits.

Revenues are improving. We are opening a newly constructed large tasting room and gift shop in the next 4 months which will allow us to attract bus tours and larger revenues there, which is our highest margin sales. We have consistently generated revenue for 10 years - our only issue is getting shelf space and distribution to increase case sales and for that we need marketing dollars.

We have been profitable in some years and just under profitability in others - and consistently at just over $1 million per year in revenue. Industry standard is to spend $20/case in marketing - we spend $4/case or less and yet still are consistent in sales until the pandemic which put us down 20%. Marketing dollars drive sales in this industry and we can be profitable with more marketing dollars. With our new tasting room, and a higher margin, we should be able to sustain that marketing into the future.

We sell distillery equipment and run seminars teaching others how to open a distillery. These side areas are highly profitable when we need to generate cash flow. Our financials do not tell the whole story of our financial condition. Our land and buildings are carried at cost on the books but have a current value 3x those 10 year old numbers. Our whiskeys in aging are carried at cost yet have a wholesale value 6x their carried value. Our equipment was purchased directly from the manufacturer at 1/3 the retail cost. We recently sold an 8 year old still for 50% more than we originally paid for it. We sell new equipment imported from the manufacturer to other distilleries with good profit margins.

All projections in the above narrative are forward-looking and not guaranteed.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $360,000.00
Number of Securities Sold: 68,018
Use of proceeds: General Operations
Date: May 01, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:
Without revenue-3 months

Foreseeable major expenses based on projections:
No foreseeable major expenses- just ongoing debt service.

Future operational challenges:
Maintaining or increasing sales in an economic downturn.

Future challenges related to capital resources:
Few of these as we have assets that are saleable.

Future milestones and events:
Senior management will be retiring.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 21,181.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Linda Beckett - CEO / Chairman
John Boczar - Treasurer / Director of Operations
Andrew Boczar - Board Member
John Bell - Board Member
Drusilla Lawton - Board Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Trust fbo Linda Morrison Beckett
Amount and nature of Beneficial ownership: 96,000
Percent of class: 31.9%

Title of class: Class B Common Stock
Stockholder Name: Trust fbo Linda Morrison Beckett
Amount and nature of Beneficial ownership: 582,000
Percent of class: 31.9%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, and Class N Common Stock.

Class A Common Stock
• Authorized: 6,000,000
• Outstanding: 802,270
• Voting Rights: One vote per share
• Material Rights: The total amount outstanding includes 178,000 of shares to be issued pursant to stock options issued.
Class B Common Stock
• Authorized: 2,500,000
• Outstanding: 623,610
• Voting Rights: Ten votes per share
Class C Common Stock
• Authorized: 1,000,000
• Outstanding: 142,634
• Voting Rights: One vote per share

• Material Rights: Class C shareholders are entitled to receive a right of first refusal. They have a warrant to purchase additional shares up to $500,000 at a price, which is non-dilutional. They also have a "tag-along" right to sell If Lea or William Beckett sell their shares.

Class N Common Stock
• Authorized: 500,000
• Outstanding: 68,018
• Material Rights: Same rights as Class A, Class B, and Class C regarding dividends, distribution and equity.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in Grand Teton Vodka, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class N Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as

well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class N Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food & Beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide

only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class N Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class N Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s} because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Industry Risk
The company is primarily reliant on one main type of service, the alcoholic beverage industry and is highly regulated by federal and state authorities and subject to legislation changes by those bodies, over which the company and the industry may have limited control. Adverse legislation could adversely affect the industry.

COVID-19 Risk
The company was adversely affected in some ways by the pandemic starting in March 2020 but also benefited in other ways. Adversely, the company was ordered to close or restrict access to its gift shop, tasting, and tours and revenue from those venues was down throughout 2020. However, liquor was deemed 'essential," and the company was allowed to continue liquor sales in its facility, although initially traffic was down. In the summer season, due to the company's proximity to Yellowstone National Park and that the Park received record numbers of visitors this year (probably due to the restriction of travel to international sites), summer traffic from June through October was higher and sales recovered, despite restriction to number of visitors at one time. Also, the company was solicited by hospitals, businesses and even federal sites to provide bulk alcohol for cleaning

and to make hand sanitizers. These are new product lines for the company; are profitable, and these lines are expected to continue for at least another 12 to 18 months but may well taper off after that time.

Securities nor a liquidity event occurs

Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Andrew Boczar - Part Time Officer

Andrew Boczar is a part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Future Equity Financing

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Grand Teton Vodka, Inc.

By /s/ *Linda "Lea" Beckett*

Title: CEO

By /s/ *Linda "Lea" Beckett*

Name: Linda "Lea" Beckett
Title: CEO

By /s/ *Karyn Correll*

Name: Karyn Correll
Title: Director of Operations

Exhibit A
FINANCIAL STATEMENTS

Grand Teton Distillery

Balance Sheet

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking 6111	$5,386.51
Checking 6244	$4,000.00
Checking 6251	$7,127.25
PayPal	$4,666.94
Total for Bank Accounts	**$21,180.70**
Accounts Receivable	
Accounts Receivable	$124,630.10
Accounts Receivable (A/R) - GBP	$0.00
Total for Accounts Receivable	**$124,630.10**
Other Current Assets	
Current Inventory	
Inventory	$0.00
Total for Current Inventory	**$0.00**
Inventory Asset	$898,984.60
Payroll Refunds	$0.00
Receivable from Adopt a Barrel	$0.00
Tax Refund Receivable - ERC	$0.00
Tax Refund Receivable - FFCRA	$0.00
Undeposited Funds	$1,984.00
Total for Other Current Assets	**$900,968.60**
Total for Current Assets	**$1,046,779.40**
Fixed Assets	
Equipment Not in Service	$156,028.50
Fixed Assets	
Accumulated Depreciation	-$759,467.49
Buildings and Improvements	$442,108.77
Distillery and Other Equipment	$534,895.13
New Building	$824,061.30
Office Furniture and Equipment	$33,837.48
Vehicles and Trailers	$35,623.33
Total for Fixed Assets	**$1,111,058.52**
Total for Fixed Assets	**$1,267,087.02**
Other Assets	
Deposits	$0.00
Land	$690,000.00
Long - Term Inventory	$0.00
Tax Refund Receivable	$0.00
Total for Other Assets	**$690,000.00**
Total for Assets	**$3,003,866.42**

Grand Teton Distillery

Balance Sheet

As of Dec 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	$24,580.79
Total for Accounts Payable	**$24,580.79**
Credit Cards	
KeyBank Credit Card x5799	$11,857.73
Total for Credit Cards	**$11,857.73**
Other Current Liabilities	
Direct Deposit Liability	$0.00
Key Bank LOC	$75,000.00
Out Of Scope Agency Payable	$0.00
Payroll Liabilities	$0.00
Child Support	$0.00
Federal Taxes (941/944)	$0.00
Federal Unemployment (940)	$0.00
ID Income Tax	$0.00
ID Unemployment Tax	$0.00
Wage Levy	$0.00
WY Unemployment Tax	$0.00
WY Workers Compensation	$0.00
Total for Payroll Liabilities	**$0.00**
Payroll Taxes Payable	$0.00
Repayment	
Payroll Advance Repayment	$0.00
Total for Repayment	**$0.00**
Sales Tax Payable	$0.00
Square Tips	$0.00
Total for Other Current Liabilities	**$75,000.00**
Total for Current Liabilities	**$111,438.52**
Long-term Liabilities	
Adopt A Barrel - Whiskey Pre-Sales	$234,715.50
Land Loan - Citizens Comm. Bank (fmrly B of ID)	$607,764.28
Loans from Shareholders	$60,955.39
N/P - Beckett (2013-2020 Back Rent)	$86,242.00
SBA Loan	$500,000.00
SBA PPP Loan	$0.00
Total for Long-term Liabilities	**$1,489,677.17**
Total for Liabilities	**$1,601,115.69**

Grand Teton Distillery

Balance Sheet

As of Dec 31, 2025

	TOTAL
Equity	
Additional Paid-in Capital	$514,297.77
Capital Stock	$2,109,636.18
Opening Balance Equity	$0.00
Retained Earnings	-$1,183,348.24
Net Income	-$37,834.98
Total for Equity	**$1,402,750.73**
Total for Liabilities and Equity	**$3,003,866.42**

Grand Teton Distillery

Profit and Loss

January-December, 2025

	TOTAL
Income	
PayPal Sales	$45,303.91
Revenue	$4,600.25
Refunds-Allowances	$4.26
Sales	$558,836.90
Total for Revenue	**$563,441.41**
Sales of Product Income	$145,858.47
Shipping Income	$69.94
Total for Income	**$754,673.73**
Cost of Goods Sold	
Cost of Equipment Sold	$283.25
Cost Of Goods Sold	
Commissions	$34,627.71
Distribution Services	$2,395.29
Federal Excise Tax	$17,724.68
Freight & Delivery	$48,554.70
Ingredients	$13,106.55
Packaging and Supplies	$44,425.68
Total for Cost Of Goods Sold	**$160,834.61**
Inventory - COGS	$1,554.80
Retail Product	$4,438.23
Other	$20,369.04
Spirits	$107,859.32
Total for Retail Product	**$132,666.59**
Shipping/Bottling Supplies	$1,085.34
Total for Cost of Goods Sold	**$296,424.59**
Gross Profit	**$458,249.14**
Expenses	
Advertising	$6,786.95
Auto Expense	$1,370.46
Charitable Contributions	$0.00
Computer and Internet Expense	$8,768.18
Customs	$17,730.37
Dues & Subscriptions	$202.44
Insurance	$30,713.00
Interest Expense	$76,036.69
Legal & Professional Fees	$26,785.85
Meals and Entertainment	$262.82
Merchant and Bank Charges	$1,042.50
Office Expenses	$6,008.21
Office/General Administrative Expenses	$289.40
PayPal Fees	$1,788.06

Grand Teton Distillery

Profit and Loss

January-December, 2025

	TOTAL
Payroll Expenses	
Taxes	$19,874.83
Wages	$247,202.49
Total for Payroll Expenses	**$267,077.32**
Promotional	$8,290.83
QuickBooks Payments Fees	$96.74
Rent Expense	$120.00
Repair & Maintenance	$7,109.20
Small Tools and Equipment	$590.66
Suspense	$0.00
Taxes, Licenses and Fees	$8,754.40
Telephone and Utilities	$28,642.62
Total for Expenses	**$498,466.70**
Net Operating Income	**-$40,217.56**
Other Income	
Other Miscellaneous Income	$2,382.58
Total for Other Income	**$2,382.58**
Other Expenses	
Unrealized Gain or Loss	
Other Miscellaneous Expense	$0.00
Total for Other Expenses	**$0.00**
Net Other Income	**$2,382.58**
Net Income	**-$37,834.98**

Grand Teton Distillery

Statement of Cash Flows
January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-$37,834.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	$4,402.31
Accounts Receivable	$15,779.77
Direct Deposit Liability	$0.00
Fixed Assets:Office Furniture and Equipment	$0.00
Inventory Asset	$1,554.80
KeyBank Credit Card x5799	$233.31
Key Bank LOC	$0.00
Out Of Scope Agency Payable	$0.00
Payroll Liabilities	$0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$21,970.19**
Net cash provided by operating activities	**-$15,864.79**
INVESTING ACTIVITIES	
Fixed Assets:New Building	-$57,527.97
Net cash provided by investing activities	**-$57,527.97**
FINANCING ACTIVITIES	
Adopt A Barrel - Whiskey Pre-Sales	-$3,315.25
Land Loan - Citizens Comm. Bank (fmrly B of ID)	-$23,483.64
Loans from Shareholders	$43,196.27
SBA Loan	$0.00
Net cash provided by financing activities	**$16,397.38**
NET CASH INCREASE FOR PERIOD	**-$56,995.38**
Cash at beginning of period	**$80,160.08**
CASH AT END OF PERIOD	**$23,164.70**

	Preferred Stock		Capital Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Initial Pre-StartEngine	-	$ -	1,414,804	$ 1,653,176	$ 474,777	$ -	$ 2,127,953.32
Retained Earnings (loss)			-	-	-	(905,740)	(905,740)
1-Jan-21	-	$ -	1,414,804	$ 1,653,176	$ 474,777	$ (905,740)	1,222,213
Net income (loss)			-	-		78,933	78,933
Shares issued for cash	-		66,766	$ 332,689.50			332,690
Shares issued for services			1,252				
31-Dec-21	-	$ -	1,482,822	$ 1,985,866	$ 474,777	$ (826,807)	1,633,836
Shares issued for debt conversion			108,666	$ 129,998.00	-	-	129,998
Net income (loss)			-	-		(221,318)	(221,318)
31-Dec-22	-	$ -	1,591,488	$ 2,115,864	$ 474,777	$ (1,048,125)	1,542,516
Shares issued for cash	-		3,710	$ 18,051.00	-	-	18,051
Shares issued for debt conversion	-		17,334	$ 52,002.00	-	-	52,002
Net income (loss)	-		-	-	-	(180,849)	(180,849)
31-Dec-23	-	$ -	1,612,532	$ 2,185,917	$ 474,777	$ (1,228,974)	1,413,669
Shares issued for cash	-		-	-	-	-	-
Shares issued for debt conversion	-		-	-	-	-	-
Net income (loss)	-		-	-	-	(62,399)	(62,399)
31-Dec-24	-	$ -	1,612,532	$ 2,185,917	$ 474,777	$ (1,291,373)	1,351,270
Shares issued for cash	-		-	-	-	-	-
Shares issued for debt conversion	-		4,300	$ 19,350.00	-	-	19,350
Net income (loss)	-		-	-		(37,835)	(37,835)
31-Dec-25	-	$ -	1,616,832	$ 2,205,267	$ 474,777	$ (1,329,208)	1,332,785

NOTE 1 – NATURE OF OPERATIONS

Grand Teton Vodka, Inc. was formed on September 21, 2011("Inception") in the State of Idaho.   The financial statements of Grand Teton Vodka, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Driggs, Idaho.

- Grand Teton Distillery is a craft distillery that has brought more than 12 products to market and several sizes of the different products. The hallmark product is Grand Teton Potato Vodka, which has won the highest awards in the spirits industry consistently. The company also has Huckleberry and Cherry vodkas, and Born & Bred Vodka, which we made for the actor/owner Channing Tatum and has won a Gold Medal. All medals and the years won are listed in Company marketing documents.

    We also have two bourbons and two whiskeys to market. Colter's Run Straight Bourbon won the 2015 Double Gold in the WSWA competition, and Catamount Straight Bourbon got 92 points from Wine Enthusiast Magazine in 2018. In October 2020, we released our first "grain to glass" Malt Whiskey, which is aged a minimum of 4 years in award-winning Colter's Run bourbon barrels and then finished in Jackson Hole Winery red wine barrels.

    Although primarily a regional company with over 90% of sales in the Northwest, the product has been sold in 23 states, Ontario, Canada, and the United Kingdom at one point in time. The company, through its western heritage and family ownership, along with its partnership with actor/owner Channing Tatum, has an approachable inclusive narrative and a pledge to continue to make the highest quality spirits at reasonable prices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
        in active markets.

Level   - Include other inputs that are directly or indirectly observable in the marketplace.

Level - Unobservable inputs which are supported by little or no market activity.
3

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of manufactured spirits when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Idaho state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Creditor: Bank of Idaho
Amount Owed: $607,764.28
Interest Rate: 5.26%
Maturity Date: March 15, 2037
This was to purchase land from William and Linda Beckett. The Company now owns the land the distillery sits on. This was deemed necessary by the Board for future acquisition goals of the Company and the rate was favorable and before all the rate hikes.

Creditor: SBA EDIL
Amount Owed: $500,000
Interest Rate: 3.7%
Maturity Date: February, 2052
This was a disaster relief loan SBA offered. The company took it, as it had a favorable rate, before all the rate hikes, and will allow us to complete our expansion.

Creditor: Linda (Lea) Beckett
Amount Owed: $86,242.00
Interest Rate: 0.0%
This is for past debt on the land lease that was never paid out by the company to the owners of the land at the time, Linda and William Beckett. There was a land lease for the property on which the Distillery plant and all its assets sits. The Distillery occupies only a small percentage of the 3.5 total acres of the site which is approximately 30% of the total site. William and Linda Beckett, the founders of the Company sold the land to the Company in 2022. The land lease was immortalized in a written land lease for 15 years at $2,100 per month. The lease terms designate that rental was forgiven for the first 24 months of the contract. Land lease has not been paid for the full term of the lease when funds were not freely available and are carried forward as owing. The company only started paying the $2100 per month in 2020.

Creditor: Linda (Lea) Beckett
Amount Owed: $60,955.39
Interest Rate: 0.0%
Loan from Shareholders for business operations.

Creditor: Adopt-a-Barrel Program
Amount Owed: $234,715.50
Interest Rate: 7-10%
This is for the company's Adopt-a-Barrel Program. They will paid be out over a period 12-48 months.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

There is pending or threatening litigation against the Company from the builder on the Company's expanse over a dispute of contracted terms.

NOTE 5 – STOCKHOLDERS' EQUITY

Class A Common Stock

The amount of security authorized is 6,000,000 with a total of 2,977,070 outstanding.

Voting Rights
1 vote per share

Material Rights
The total amount outstanding includes 235,000 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,961,000 of shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 2,500,000 with a total of 811,110 outstanding.

Voting Rights

10 votes per share

Material Rights

The total amount outstanding includes 180,000 of shares to be issued pursuant to stock options issued.

Same equity and dividend participation as Class A Common Stock. However, these shares can only be issued to Founders and inherited by their direct descendants.

Class C Common Stock

The amount of security authorized is 1,000,000 with a total of 142,634 outstanding.

Voting Rights

1 vote per share

Material Rights

Class C shareholders are entitled to receive a right of first refusal. They have a warrant to purchase additional shares up to $500,000 at a price, which is non-dilutional. They also have a "tag-along" right to sell If Lea or William Beckett sell their shares.

Class N Common Stock

The amount of security authorized is 500,000 with a total of 68,018 outstanding.

Voting Rights

There are no voting rights associated with Class N Common Stock.

Material Rights

Same rights as Class A, Class B, and Class C regarding dividends, distribution and equity.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Lea Beckett
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Lea Beckett has provided working capital and inventory loans to the company over several years. The total amount has been variable.
Material Terms: The loans are recorded in multiple short term notes , in amounts of 10 to 30 thousand dollars, payable with an interest rate of 5% and balloon at 10 years with variable maturities.

Name of Entity: Linda (Lea) Beckett
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: There is a land lease for the property on which the Distillery plant and all its assets sits. The Distillery occupies only a small percentage of the 3.5 total acres of the site which is approximately 30% of the total site. William and Linda Beckett, the founders of the Company own 100% of the property, free and clear without mortgage.
Material Terms: The land lease is immortalized in a written land lease for 15 years at $2,100 per month. The lease terms designate that rental was forgiven for the first 24 months of the contract. Land lease has not been paid

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after January 1, 2025 through April 27, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Linda Beckett, the CEO of Grand Teton Vodka, Inc. dba Grand Teton Distillery, hereby certify that the financial statements of Grand Teton Distillery and notes thereto for the periods ending December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Grand Teton Distillery has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 27, 2026

_Linda "Lea" Beckett_____ (Signature)

__CEO_____ (Title)

__4/27/2026_____ (Date)